ArcelorMittal 6-K

Exhibit 99.1

press release

ArcelorMittal breaks ground on first transformational low-carbon emissions steelmaking project

Transition to DRI-EAF steelmaking set to reduce carbon emissions at ArcelorMittal Dofasco in Canada by 3 million tonnes and remove coal from the Company’s North American flat steel franchise

13 October 2022, 18:30 CET

ArcelorMittal (the ‘Company’), in the presence of the governments of Canada and Ontario, has today broken ground on its CAD$1.8 billion investment decarbonisation project at the ArcelorMittal Dofasco plant in Hamilton, Ontario, Canada.

The project, a partnership between ArcelorMittal and the governments of Canada and Ontario, which was first announced in July last year, will play an important role in ensuring the Company makes progress this decade with its decarbonisation efforts and is part of ArcelorMittal’s target to reduce the carbon intensity of the steel it produces by 25% by 2030.

It also demonstrates the power of public and private partnerships to accelerate progress, which are vital if the target of limiting the average global temperature increase to 1.5 degrees is to be achieved. The governments of Canada and Ontario having committed CAD$400 million and CAD$500 million respectively to the overall project cost.

The project will fundamentally change the way steel is made at ArcelorMittal Dofasco, transitioning the site to direct reduced iron-electric arc furnace (‘DRI-EAF’) steelmaking, which carries a considerably lower carbon footprint and removes coal from the ironmaking process. The new 2.5 million tonne capacity DRI furnace will initially operate on natural gas but will be constructed ‘hydrogen ready’ so it can be transitioned to utilise green hydrogen as a clean energy input as and when a sufficient, cost-effective supply of green hydrogen becomes available.

Today’s ceremony took place at ArcelorMittal Dofasco’s site in Hamilton and was attended by: Canadian Prime Minister Justin Trudeau; Minister of Innovation, Science and Industry, François-Philippe Champagne; Minister responsible for the Federal Economic Development Agency for Southern Ontario, Filomena Tassi; Minister of Families, Children and Social Development, Karina Gould; ArcelorMittal Chairman, Lakshmi Mittal; and ArcelorMittal Dofasco President and CEO Ron Bedard.

Speaking at the event, Prime Minister Trudeau said:

“ArcelorMittal Dofasco’s steel plant is not just a cornerstone of the Canadian economy and the Hamilton community – it’s an example to the world of what clean innovation will look like. By investing in ArcelorMittal Dofasco’s project to produce clean steel, we’re investing in the future of this plant and this industry. Together, we’re delivering real results: good, middle-class jobs, a strong economy, and clean air for today and generations to come.”

Reinforcing the Government of Canada’s support, Minister of Innovation, Science and Industry François-Philippe Champagne, said:

“Today represents a major step on our way to a net-zero future. Canadian steel companies are world-class and this project places Canadian workers at the heart of the future of the steel industry. This project will enable ArcelorMittal Dofasco to produce cleaner, greener steel, while ensuring low-carbon manufacturing. It will mean Canadian made steel will be more competitive on a global scale and will secure good jobs for Canadian workers and their families in the Hamilton region.”

Premier of Ontario, Doug Ford, said:

“Today is another example that here in Ontario we have everything we need to be a global leader in the manufacturing of clean steel to build made-in-Ontario cars, electric vehicles, and battery technologies. There is no better place for companies to invest and I want to send my thanks to ArcelorMittal Dofasco for this tremendous vote of confidence in Ontario, and our workers. Hamilton has deep roots as a Steel Town, and the women and men of this city will continue that proud tradition for decades to come.”

Vic Fedeli, Ontario’s Minister of Economic Development, Job Creation and Trade, said:

“Today’s ground-breaking is an exciting milestone in ArcelorMittal Dofasco’s decarbonisation project that will help transform Ontario into a world-leading producer of green steel. Our government is proud to support innovative projects like this as part of our plan to build Ontario, grow the province’s end-to-end EV supply chain and protect local jobs.”

ArcelorMittal Chairman, Mr. Lakshmi Mittal said:

“Today is a historic moment for our company. This is the first full-scale decarbonisation project we have broken ground on since announcing our commitment to achieve net zero by 2050 and reduce carbon emissions intensity by 25% by 2030.

“This day is possible thanks to the power of partnership and in particular the confidence and support the governments of Canada and Ontario have shown in us. To have Prime Minister Trudeau with us here today, accompanied by senior members of his government and members of the Ontario government, is an honour and reflects the significance of today’s event for Canada and for the global steel industry.

“This project will transform how we make steel in Hamilton by introducing coal free, lower-carbon technologies. It will enable us to make significant progress this decade, reduce our emissions in Hamilton by approximately 60 per cent and lay strong foundations for near zero steelmaking. It will also ensure that Hamilton’s rich history of steelmaking endures, and that ArcelorMittal Dofasco is able to produce the advanced steel solutions Canada needs to support its own vision of transitioning to a net zero economy.

“Today’s event marks an important step towards that goal. To reach this point is not straightforward – we are here because of collaboration, because of understanding, because of partnership and because of support. We believe that what we are starting here today in Canada can become a model for the rest of the world in how to decarbonise steel. As the most circular of materials, with the lowest comparable carbon footprint, we must work together to demonstrate how steel companies can produce lower-carbon and ultimately near-zero steel that will make such a valuable contribution to a near-zero economy. We at ArcelorMittal very much look forward to being central to that journey.”

Aditya Mittal, CEO ArcelorMittal, said:

“ArcelorMittal’s ambition is to lead the decarbonisation of the steel industry. Steel is a critical material that will sit at the heart of a decarbonised economy. It is a vital material for the renewable energy infrastructure, the electric vehicles and the low carbon buildings that will build our zero-carbon world. The scale of this opportunity is significant, and we want to ensure that we can meet the demand this opportunity will bring with growing volumes of increasingly lower-carbon steel.

“This ground-breaking at ArcelorMittal Dofasco is a very significant day for ArcelorMittal’s journey to near zero steelmaking. It shows what is possible as a result of partnership, trust and understanding. For a hard to abate sector like steel I hope what we have achieved here in Canada can help to accelerate the development of the conditions required for decarbonising steel globally.”

Sharing progress of the investment, ArcelorMittal Dofasco President and CEO, Ron Bedard said:

“This project provides us with a tremendous opportunity to transition ArcelorMittal Dofasco into one of the world’s cleanest, lowest carbon and modern steel manufacturers. While it involves installing new technology and equipment, the investment is really about people and planet. It will help our customers lower their carbon footprint, ensuring they deliver low carbon products to consumers. It will create and protect green careers in advanced manufacturing here at Dofasco. It will improve the work environment for our operations, maintenance, and technology teams. And it will significantly reduce the environmental impact of steelmaking in Hamilton. It is genuinely transformational for our company, and not something we could have done alone, so I must thank our friends and partners at the governments of Canada and Ontario for the valuable support they are providing.”

Since the project was initially announced last year, ArcelorMittal Dofasco has established a dedicated project team to manage its transition, completed significant pre-front end engineering and design (pre-FEED) work as well as analysis of the equipment needed for its transformation.

Today, the Hamilton team shared updates on the projects progress including news that ENERGIRON, the innovative direct reduction technology jointly developed by Tenova S.p.A. and Danieli & C. S.p.A., has been chosen as its DRI equipment. It will produce 2.5 million tonnes of DRI per year to be used in Hamilton’s EAFs to produce the most demanding steel grades. The DRI plant will be the largest single-module direct reduction plant in Canada.

The first onsite construction work will begin in January 2023, with the demolition of the decommissioned No.1 Coke Plant to make room for the new DRI plant. Demolition is anticipated to take up to nine months to complete.

Also in 2023, detailed engineering work will be undertaken before foundation work begins in 2024. Construction will become visible from outside the manufacturing campus in 2024 as the structures begin to take shape. Construction on the new assets will be complete in 2026, at which point a 12 to 18-month transition phase will begin with both steelmaking streams (BF-BOF and DRI-EAF) active. The transition will be complete by 2028.

In addition to the new DRI facility, the project also involves the construction of an EAF capable of producing 2.4 million tonnes of high-quality steel through ArcelorMittal Dofasco’s existing casting, rolling and finishing facilities. Modification of ArcelorMittal Dofasco’s existing EAF facility and continuous casters will also be undertaken to align productivity, quality and energy capabilities between all assets in the new footprint.

This project contributes to the sustainability of well-paying skilled positions in advanced manufacturing and is also expected to support as many as 2,500 jobs during the engineering and construction phases. It will also support ArcelorMittal Dofasco’s customers decarbonisation ambitions while further enhancing ArcelorMittal Dofasco’s capability to support the most demanding product segments including automotive exposed, advanced high strength steels, and consumer packing.

This new production route for ArcelorMittal Dofasco will provide a technically advanced manufacturing environment for operations, maintenance, and technology staff to work in. New positions, training, and development will be provided for employees moving from existing business units to new assets, with approximately 160,000 training hours required to transition ArcelorMittal Dofasco’s workforce to the new footprint.

Supporting the Company’s purpose, ‘smarter steels for people and planet’, ArcelorMittal’s ambition is to lead the decarbonisation of the steel industry. It is developing the industry’s broadest range of decarbonisation technologies and building industrial scale pilot plants to test the use of hydrogen and biomass as energy inputs to replace fossil fuels in steelmaking, and to capture carbon-rich waste gases from the steelmaking process and convert them into valuable chemical products. It is also investing in breakthrough technologies which hold the potential to accelerate the decarbonisation of steelmaking through its XCarb® Innovation Fund, with investments made to date in companies developing technologies across several domains including: carbon capture, utilisation and storage; disruptive hydrogen technologies; clean energy technologies; and long-duration, large-scale energy storage technologies.

The Company has outlined a detailed roadmap to support its target of reducing the carbon intensity of the steel it produces by 25% by 2030. In addition to the transformation project in Hamilton, ArcelorMittal has also announced planned investments in decarbonisation technologies at its steelmaking facilities in  Belgium, France  and Spain. Combined investment for the four projects totals US$5.6 billion, with anticipated carbon emissions reduction totalling 19.5 million tonnes, which is equivalent to the greenhouse gas emissions from 4,240,858 cars being driven for a year1. To learn more about the Company’s climate action targets, ambition and strategy visit https://corporate.arcelormittal.com/climate-action.

ENDS

About ArcelorMittal

ArcelorMittal is the world's leading steel company, with a presence in 60 countries and primary steelmaking facilities in 16 countries. In 2021, ArcelorMittal had revenues of $76.6 billion and crude steel production of 69.1 million metric tonnes, while iron ore production reached 50.9 million metric tonnes.

Our purpose is to produce ever smarter steels that have a positive benefit for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

1Calculated using the US EPA greenhouse gas equivalencies calculator - https://www.epa.gov/energy/greenhouse-gas-equivalencies-calculator

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801
Bonds/Credit E-mail	+33 171 921 026 investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications
Paul Weigh Tel: E-mail:	+44 20 3214 2419 press@arcelormittal.com

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